UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-10924

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust
6 Desta Drive - Suite 6500
Midland, Texas 79705

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc.
6 Desta Drive - Suite 6500
Midland, Texas 79705

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Clayton Williams Energy, Inc.
401(k) Plan and Trust
Midland, Texas

We have audited the accompanying statements of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, Line 4i, schedule of assets held for investment purposes as of December 31, 2015 has been subjected to audit procedures in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Hein & Associates LLP

Dallas, Texas
June 21, 2016

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS:
Investments, at fair value:
Stable value fund	$5,286,327	$5,318,827
Mutual funds	28,132,639	31,772,178
CWEI common stock	5,260,764	9,806,101
	38,679,730	46,897,106

Contributions receivable:
Participant	1,769	—
Sponsor	1,377	—
	3,146	—

Other assets	1,745	1,594

Total assets	38,684,621	46,898,700

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	38,684,621	46,898,700

Adjustment from fair value to contract value for stable value fund	(41,226)	(98,661)

NET ASSETS AVAILABLE FOR BENEFITS	$38,643,395	$46,800,039

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Dividends and interest	$1,525,832
Other	14,143
Contributions:
Participant contributions	1,975,195
Sponsor contributions	1,212,571
Total contributions	3,187,766

Total additions	4,727,741

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Net depreciation in fair value of investments	6,846,492
Distributions	6,085,996
Administrative fees	9,332

Total deductions	12,941,820

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	(8,214,079)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE:
Beginning of year	46,898,700

End of year	$38,684,621

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Clayton Williams Energy, Inc. (the “Company” or “CWEI”) 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan, as amended and restated, is a defined contribution plan established by CWEI under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan. Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration
The Plan is administered by the Company. ADP Retirement Service, Inc. (“ADP”) is the Plan’s recordkeeper and holds the Plan’s assets. ADP is also the Trustee and is responsible for accepting funds, managing them and distributing them to beneficiaries.

Contributions
The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC. Subject to these limitations, participants may contribute to the Plan up to 100% of pre-tax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants’ contributions. The Company makes matching contributions equal to 100% of participants’ contributions, limited to 6% of compensation. The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants’ accounts based on each participant’s compensation as a percentage of total compensation.

Vesting
Participants are fully vested in their contributions and the earnings thereon. The Plan has been established as a safe-harbor plan; therefore, participants are fully vested in Company matching and discretionary contributions upon entry into the Plan.

Benefits
Upon termination of service due to death, disability or retirement, participants may request and receive a lump-sum distribution in an amount equal to the value of the vested interest in their respective accounts. Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined by the IRC.

Participant Accounts
Individual accounts are maintained to reflect each participant’s allocated share of the Plan’s income, the Plan’s administrative expenses, the Company’s contributions, and the participant’s contributions. Allocation of investment income is based on participant account balances.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Investment Options
As directed by participants, the Plan purchases units of participation in twenty distinct investment portfolios sponsored and administered by ADP. In addition, the Plan makes participant-directed investments and matching contributions in the Company’s common stock. Under the Plan, participants are allowed to transfer funds between any investment options, including the Company stock fund.

Administrative Expenses
At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan. Administrative expenses paid by the Company were not significant.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements and supplemental schedule are prepared on the accrual basis of accounting. Certain disclosures related to prior year were reclassed to conform to current year presentation.

Payment of Benefits
Benefit payments are recognized when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits. At December 31, 2015 and 2014, there were no amounts allocated to withdrawing participants.

Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date are recognized as net appreciation or depreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Reinvested income is reflected as additions to the cost basis of investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-12 (“ASU 2015-12”), which allows the Plan to measure, present, and disclose fully benefit-responsive investment contracts at contract value instead of fair value. Additionally, ASU 2015-12 allows the Plan to no longer disaggregate the net appreciation or depreciation of investments by general type. Further, ASU 2015-12 allows the Plan to no longer disclose individual investments by general investment type. Further, ASU 2015-12 allows the Plan to no longer disclose individual investments that are greater than 5% of net assets. Finally, ASU 2015-12 allows the Plan to no longer disclose investments based on the nature, characteristics, and risks of the investment. Instead, the Plan has the ability to aggregate investments by general investment type. ASU 2015-12 is effective for periods beginning after December 15, 2015. The Plan is evaluating the impact that this new guidance will have on the Plan’s financial statements.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan is evaluating the impact that this new guidance will have on the Plan’s financial statements.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2015 and 2014:

	December 31,
	2015	2014

Putnam Stable Value Fund	$5,286,327	$5,318,827
WFA Premier Large Company Grade A	4,735,440	4,842,129
JPM Value Adv Fund Select	3,781,940	4,747,233
Baron Growth Fund	3,189,813	3,729,376
T. Rowe Price Retirement 2020 - R	1,987,616	(a)
Clayton Williams Energy, Inc. common stock	5,260,764	9,806,101

(a)	Investment did not exceed 5% or more of the Plan’s net assets.

The Stable Value Fund is a collective investment trust organized in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates.

The Stable Value Fund’s rate to be credited to participants is set at the start of the contract and resets on a quarterly basis. The average yield of the entire Stable Value Fund based on actual earnings was 1.91% and 1.88% at December 31, 2015 and 2014, respectively. The average yield of the pooled separate accounts based on the interest rate credited to participants was 1.02% and .98% at December 31, 2015 and 2014, respectively. To calculate the required yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

The Stable Value Funds are in the Statements of Net Assets Available for Benefits at fair value in the investments total, and adjusted to contract value in determining the net assets available for benefits.

	As of December 31, 2015
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value

Putnam Stable Value Fund	AA/Aa2	$5,286,327	$—	$(41,226)

	As of December 31, 2014
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value

Putnam Stable Value Fund	AA/Aa2	$5,318,827	$—	$(98,661)

During 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net depreciation as follows:

Mutual funds	$(1,812,669)
Stable Value Fund	(57,435)
CWEI common stock	(4,976,388)
$(6,846,492)

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

4.	Fair Value Measurements

Financial Accounting Standards Board ASC Topic 820 (“ASC 820”), Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

• Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded;

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end;

•	Stable Value Fund: Valued at the net fair value per unit of the fund’s underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds
Income funds	$1,614,666	$—	$—	$1,614,666
Growth and income funds	6,921,951	—	—	6,921,951
Growth funds	15,653,665	—	—	15,653,665
Aggressive growth funds	3,942,357	—	—	3,942,357

Common Stock
Oil and gas extraction industry	5,260,764	—	—	5,260,764

Stable Value Fund
Putnam stable value	—	5,286,327	—	5,286,327

Total assets at fair value	$33,393,403	$5,286,327	$—	$38,679,730

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds
Income funds	$1,828,195	$—	$—	$1,828,195
Growth and income funds	8,320,636	—	—	8,320,636
Growth funds	13,734,915	—	—	13,734,915
Aggressive growth funds	7,888,432	—	—	7,888,432

Common Stock
Oil and gas extraction industry	9,806,101	—	—	9,806,101

Stable Value Fund
Putnam stable value	—	5,318,827	—	5,318,827

Total assets at fair value	$41,578,279	$5,318,827	$—	$46,897,106

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

5.	Exempt Party-in-Interest Transactions

As of December 31, 2015 and 2014, the Plan’s following party-in-interest investments which were either administered by the Trustee or holdings of CWEI.

	2015	2014

CWEI common stock	$5,260,764	$9,806,101

The Participants paid $9,332 in 2015 and $5,229 in 2014 to ADP for administrative fees related to distributions. The Company pays other administrative expenses of the company.

6.	Tax Status

ADP obtained a favorable determination letter from the Internal Revenue Service on March 31, 2008, stating that the prototype plan, which was adopted by the Plan in 2004, is a qualified plan under the IRC. The Plan has been amended since this time and management has not received an updated determination letter but believes the Plan is in compliance with the applicable requirements of the IRC to remain tax-exempt.

7.	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of investments per the financial statements to Schedule H of Form 5500 at December 31, 2015 and 2014:

	2015	2014

Net Assets Available for Benefit at Fair Value	$38,684,621	$46,898,700
Loans deemed to be distributed and have no post-default payment	(1,745)	(1,594)
Net Assets Available for Benefit per Schedule H of the Form 5500	$38,682,876	$46,897,106

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.

* * * * * * *

SUPPLEMENTAL SCHEDULE

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 75-2396863

December 31, 2015

Identity of Issuer	Description of Investment	Cost	Current Value
Putnam Stable Value	Common/Collective Trust	**	$5,286,327
T. Rowe Price Retirement 2015 - R	Registered Investment Company	**	952,674
Baron Growth Fund	Registered Investment Company	**	3,189,813
T. Rowe Price Retirement 2050 - R	Registered Investment Company	**	388,165
Templeton Foreign Fund - A	Registered Investment Company	**	1,792,483
Wells Premier Large Company Growth A	Registered Investment Company	**	4,735,440
PRU Total Return Bond - Z	Registered Investment Company	**	1,159,669
Deutsche Real Est Sec A	Registered Investment Company	**	835,765
T. Rowe Price Retirement 2060 - R	Registered Investment Company	**	1,085
Wells Fargo Special MC Val Adm	Registered Investment Company	**	1,131,212
T. Rowe Price Mid Cap Growth - R	Registered Investment Company	**	1,919,435
Deutsche S&P 500 Index Fund - S	Registered Investment Company	**	895,825
John Hancock Balanced FD - R4	Registered Investment Company	**	1,671,033
Loomis Sayles Bond - Admin	Registered Investment Company	**	454,997
JPM Value Adv Fund Select	Registered Investment Company	**	3,781,940
Undiscovered Mgrs Bhvr Val R2	Registered Investment Company	**	1,314,109
T. Rowe Price Retirement 2020 - R	Registered Investment Company	**	1,987,616
T. Rowe Price Retirement 2030 - R	Registered Investment Company	**	671,998
T. Rowe Price Retirement 2040 - R	Registered Investment Company	**	1,081,552
T. Rowe Price Retire Balance R	Registered Investment Company	**	167,828
* Clayton Williams Energy, Inc. Stock	Other Investments	**	5,260,764
* Participant Loan	Interest Rate (9.50%)	**	1,745
			$38,681,475

* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2015.
** Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.

S-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLAYTON WILLIAMS ENERGY, INC.
401(k) Plan & Trust
(Name of Plan)

By:	Clayton Williams Energy, Inc.
Plan Administrator

Date:	June 21, 2016	By:	/s/ Mel G. Riggs
Mel G. Riggs
President

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm